Exhibit 13.27

October 22, 2007

Russell Investment Company

909 A Street

Tacoma, WA 98402

Re:	Combination of the Diversified Bond Fund and the Fixed Income I Fund

Ladies and Gentlemen:

In connection with the combination of the Diversified Bond Fund with the Fixed Income I Fund (the “Reorganization”), as contemplated by the Agreement and Plan of Reorganization by and between Russell Investment Company (“RIC”) on behalf of the Diversified Bond Fund, and RIC on behalf of the Fixed Income I Fund, Russell Investment Management Company (“RIMCo”), as adviser and administrator to RIC, agrees to directly pay the direct operational expenses of the Reorganization. The direct operational expenses of the Reorganization do not include brokerage costs that will be incurred by the Diversified Bond Fund and the Fixed Income I Fund as a result of the Reorganization.

If this arrangement is acceptable to you, please sign below to indicate your acceptance and agreement and return a copy of this letter to me.

Sincerely,

RUSSELL INVESTMENT MANAGEMENT COMPANY

By:	/s/ Greg J. Stark
Greg J. Stark
President and Chief Executive Officer

Accepted and Agreed:

RUSSELL INVESTMENT COMPANY

By:	/s/ Mark Swanson
Mark Swanson
Treasurer and Chief Accounting Officer